GME Innotainment, Inc.

208 East 51st Street, Suite 170, New York, NY 10022

Phone: (212) 508-2130

Thomas Jones.

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         GME Innotainment, Inc.

Offering Statement on Form 1-A

Filed: January 10, 2020

Response Dated: June 5, 2020

File No. 024-11139

June 5, 2020

Dear Mr. Jones,

This letter sets forth the response of GME Innotainment, Inc., (“GRSO” or the “Company”) to the Staff’s written comments dated June 5, 2020.

Notes to the Financial Statements

Note 15. Subsequent Events, page 78

1. We note from your response to our prior comment 2 that the information in Note 15 was as of the filing of the financials as prepared and filed with the OTC Markets originally on April 30, 2020 and amended on May 7, 2020 and as such has not been updated. However, as an SEC filer, ASC 855-10-25-1A requires you to evaluate subsequent events through the date the financial statements are issued. Therefore, Note 15 should be updated to include the significant stock issuances made after December 31, 2019. Also, MD&A should be revised to include the nature of all significant stock issuances made after December 31, 2019. Please revise accordingly.

Response: The Company has updated as requested.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 508-2130 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

GME Innotainment, Inc.

/s/Yves R. Michel

Name: Yves R. Michel

Title: Chief Executive Officer, Director